

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

Via U.S. mail
Robert Federowicz
President & Principal Executive Officer
First Titan Corp.
495 Grand Boulevard
Suite 206
Miramar Beach, FL 32550

> **Re:** **First Titan Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 29, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 333-170315**

Dear Mr. Federowicz:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 9A. Disclosure Controls and Procedures, page 22

1. We see that you have provided the disclosures required by the Instructions to Item 308 of Regulation S-K which states that management's assessment regarding internal control over financial is not required in your first annual report. However, you are also required by Item 307 of Regulation S-K to provide management's conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Please note that the disclosures required by Item 307 of Regulation S-K should be provided in annual and interim reports and there is no transition accommodation

available for newly public companies. Accordingly, please file full amendments to this Form 10-K and your Forms 10-Q for the periods ended December 31, 2011, March 31, 2012 and June 30, 2012 to provide management's conclusion regarding the effectiveness of disclosure controls and procedures as of end of the period covered by each report.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Item 4. Controls and Procedures, page 12

2.   We see that you have provided management's report on internal control over financial reporting. However, we note Item 308(a) of Regulation S-K only requires the assessment of internal control over financial reporting on an annual basis and managements' report on internal control over financial reporting is only required in your Form 10-K filing. Please confirm for us that as of June 30, 2012, management performed an assessment of your internal control over financial reporting as opposed to the assessment of your disclosure controls and procedures which is required by Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief